ICZOOM GROUP INC.

November 9, 2023

Kate Beukenkamp

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	ICZOOM Group Inc.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted October 5, 2023

CIK 0001854572

Dear Ms. Beukenkamp:

This letter is in response to the letter dated November 3, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZoom Group, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Filed October 5, 2023

Commonly Used Defined Terms , page ii

1.	Please revise your definition of “China” or the “PRC” to clearly state that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

Response: Pursuant to the comment, we have revised the definition of “China” or the “PRC” on pages i and ii, and stated that the legal and operational risks associated with operating in China also apply to our operations in Hong Kong on the cover page and pages 69-70.

We may not be able to prevent others from unauthorized use of our intellectual property...., page

39

2.	We note the changes you made to your disclosure appearing in this risk factor as compared to your disclosure in the same risk factor in your IPO registration statement on Form F-1 that went effective March 14, 2023. It is unclear to us that there have been changes in the intellectual property regulatory environment in the PRC since the review of your IPO registration statement that warrants revised disclosure that mitigates the challenges you face. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of March 14, 2023.

Response: Pursuant to the comment, we have restored the relevant disclosures on page 39 as they existed in the registration statement as of March 14, 2023.

Risks Related to Doing Business in China, page 49

3.	We note the changes you made to risk factors on pages 49-56 as compared to your disclosure in the same risk factors in your IPO registration statement on Form F-1 that went effective March 14, 2023. These changes include the deletion of references to control, comparisons of the Chinese regulatory regime to other jurisdictions, the revision of terms such as “harm” and “hinder” to less descriptive terms such as “affect,” the revision of references to the Chinese regulatory regime having “uncertainties” and being “vague,” and the revisions in the description of social and political changes in China. Were mind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of March14, 2023.

Response: Pursuant to the comment, we have restored the relevant disclosures on pages 49-58 of the Registration Statement as they existed in the registration statement as of March 14, 2023.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

cc:	Arila Zhou, Esq. Robinson & Cole LLP

[signature page to the SEC response letter]